Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated: December 8, 2004

ALTANA Aktiengesellschaft

(Translation of Registrant’s name into English)

Am Pilgerrain 15
D-61352 Bad Homburg v. d. Höhe
Federal Republic of Germany
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
Press release

     This Report on Form 6-K is hereby incorporated by reference into the Registrant’s Registration Statements on Form S-8, dated September 13, 2002 (File No. 333-99485), dated September 24, 2003 (File No. 333-109074), and dated September 24, 2004 (File No. 333-119240).

     This Report on Form 6-K contains:

•	Press Release of December 8th, 2004

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALTANA Aktiengesellschaft
Dated: December 8th, 2004	By:	/s/ Hermann Küllmer
		Name:	Dr. Hermann Küllmer
		Title:	Chief Financial Officer and Member of the Management Board

By:	/s/ Rudolf Pietzke
	Name:	Dr. Rudolf Pietzke
	Title:	General Counsel

Press release	ALTANA AG

P.O. Box 1244
61282 Bad Homburg v.d.H.

Herbert-Quandt-Haus
Corporate Communications
Am Pilgerrain 15
61352 Bad Homburg v.d.H.
Germany

P +49 (0) 6172 1712-160
F +49 (0) 6172 1712-158
PR@altana.de
www.altana.com

European Marketing for Alvesco about to start

Bad Homburg, December 8, 2004 — ALTANA AG (NYSE: AAA, FSE: ALT) has announced that the 90-day-phase of the European Mutual Recognition Procedure (MRP) has been successfully completed for Alvesco® (ciclesonide) for the treatment of persistent asthma. ALTANA Pharma obtained its first European approval for Alvesco® in U.K. in April, which serves as the Reference Member State for the Mutual Recognition Procedure in other European countries.

“We are delighted about this important milestone within the European approval process, which will allow us to start the marketing of Alvesco in important European markets at the beginning of 2005. Alvesco will allow us to substantially broaden ALTANA Pharma’s innovative profile,” commented Dr. Hans-Joachim Lohrisch, Chairman of the Management Board of ALTANA Pharma.

After completion of the mutually agreed summary of product characteristics (SmPC), 20 European countries endorsed the SmPC. To these countries belong the strong asthma-markets Germany and U.K. as well as the Benelux countries, Scandinavia and Eastern Europe. ALTANA Pharma expects to receive national marketing licenses for these markets in the coming months. According to the SmPC Alvesco® will be approved as treatment for persistent asthma of all severity grades in adults at once daily doses of 160 µg or 80 µg. In patients with severe asthma at risk of asthma attacks, who are not well controlled and require a stronger anti-inflammatory treatment, Alvesco® could be used with higher doses as 160 µg. First launches of Alvesco® are expected in some European countries in the first quarter of 2005. In five countries, among them France, Italy and Spain, ALTANA Pharma will start again the MRP as soon as possible. Alvesco® has already been approved in Australia, Mexico and Brazil.

Alvesco® is a new generation inhaled corticosteroid with novel pharmacokinetic properties. Inhaled corticosteroids are considered to be the cornerstone of asthma treatment, and they act by reducing inflammation — the underlying disease process — in the lungs and airways.

Asthma is a chronic lung disease caused by airway inflammation and results in airway constriction in response to certain stimuli. It is characterized by a variety of symptoms including wheezing, coughing and a tightening of the airways, which causes shortness of breath and can be life-threatening. According to the Global Initiative for Asthma (GINA) more than 300 million people worldwide suffer from asthma. The prevalence of asthma is increasing by approximately 50 percent every decade and worldwide deaths from asthma total more than 180,000 annually.

This press release contains forward-looking statements, i.e., current estimates or expectations of future events or future results. The forward-looking statements appearing in this press release include ALTANA’s expectation to receive national marketing licenses for Alvesco® in specific European markets in the coming months, to launch Alvesco® in some European countries in the first quarter of 2005 and to start again the MRP in five European countries as soon as possible. These statements are based on beliefs of ALTANA’s management as well as assumptions made by and information currently available to ALTANA. Many factors that ALTANA is unable to predict with accuracy could cause ALTANA’s actual results, performance or achievements to be materially different from those that may be expressed or implied by such forward-looking statements. These factors include ALTANA’s ability to develop and launch new and innovative pharmaceutical products, price regulations for pharmaceuticals and budgeting decisions of local governments and health care providers, the level of ALTANA’s investment in pharmaceuticals related R&D, the sales and marketing methods used by ALTANA to distribute its pharmaceuticals and the composition of ALTANA’s pharmaceuticals portfolio.

Forward-looking statements speak only as of the date they are made. ALTANA does not intend, and does not assume any obligation, to update forward-looking statements to reflect facts, circumstances or events that have occurred or changed after such statements have been made.

For inquiries:

Dr. Thomas Gauly
Head of Corporate Communications &
Investor Relations

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